

April 30, 2014

<u>Via Email</u>
Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:** **Cheetah Mobile Inc. (formerly known as Kingsoft Internet**
> **Software Holdings Limited)**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 25, 2014**
> **File No. 333-194996**

Dear Mr. Yeung:

We have reviewed your amended registration statement and response letter and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 8 regarding your proposed concurrent private placement for $50 million of your Class A ordinary shares, but please provide more prominent disclosure in the forepart of the prospectus regarding this private placement.

Recent Developments, page 14

2.   We note that you have provided a summary of your selected unaudited financial data for the three months ended March 31, 2014. Please explain to us and revise your disclosure to discuss why the company can only provide partial financial information at this time.

3.   Please define net profit and explain whether net profit is the same as net income.

4.	Please provide your analysis whether the summary financial information for the three months ended March 31, 2014 is consistent with the trend disclosure in the Management's Discussion and Analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share-based Compensation, page 98

5.	We continue to analyze the Company's response letters dated April 16, 2014, April 23, 2014 and April 29, 2014.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:	Via Email
	Z. Julie Gao, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP